SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                             Medical Resources, Inc.
         ---------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
         ---------------------------------------------------------------
                         (Title of Class of Securities)


                                    58461Q102
         ---------------------------------------------------------------
                                 (CUSIP Number)


                             James C. Kennedy, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2538
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 6, 2001
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               Page 1 of 85 Pages

CUSIP NO. 58461Q102             13D             Page 2 of  85  Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Group, Inc.             31-1422526

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporation

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           407,168 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
              407,168 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           407,168 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.4% (See Item 5)

14    TYPE OF REPORTING PERSON*
          HC

CUSIP NO. 58461Q102            13D             Page 3 of 85 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
         See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

          SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           407,168 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
              407,168 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           407,168 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.4% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 58461Q102              13D             Page 4 of 85 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

          SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           407,168 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
              407,168 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           407,168 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.4% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 58461Q102             13D              Page 5 of 85 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
           See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

          SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           407,168 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
              407,168 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           407,168 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.4% (See Item 5)

14    TYPE OF REPORTING PERSON*
           IN

CUSIP NO. 58461Q102                13D             Page 6 of 85 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
           See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

          SOLE VOTING POWER
               - - -

8    SHARED VOTING POWER
           407,168 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
              407,168 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           407,168 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.4% (See Item 5)

14    TYPE OF REPORTING PERSON*
           IN

         This Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial" or "AFG"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (AFG and the Lindner Family are collectively referred to as the "Reporting Persons").

         As of December 31, 2000, the Lindner Family beneficially owned approximately 36% of the outstanding common stock of AFG. Through their ownership of common stock of AFG and their positions as directors and executive officers of AFG, the members of the Lindner Family may be deemed to be controlling persons with respect to AFG.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Stock, $.01 par value ("Shares"), of Medical Resources, Inc., a Delaware corporation ("MRI"), with principal executive offices at 155 State Street, Hackensack, NJ 07601.

Item 2.  Identity and Background.

         See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Reporting Persons.

Item 3.  Source and amount of funds or other consideration.

         The transaction reported herein is the cancellation of $6,250,000 principal amount of senior notes beneficially owned by the Reporting Persons in exchange for Shares as a result of the consummation of MRI's Third Amended Joint Plan of Reorganization dated November 6, 2000 and confirmed by the Bankruptcy Court of the Southern District of New York (the "Plan") The senior notes held by the Reporting Persons were a part of a class of $75,000,000 in aggregate principal amount of senior notes (the "Senior Notes") all of which were cancelled under the Plan in exchange for Shares.

 Item 4.  Purpose of transaction.

         The transaction  requiring the filing of this statement is described in
Item 3 above.

         The Reporting Persons currently intend to seek to dispose of the Shares beneficially owned in one or more privately negotiated sales or through a corporate merger or reorganization. Given MRI's business, prospects and financial condition and the market for Shares, an acceptable offer may not be received by the Reporting Persons, in which event the Reporting Persons may continue to hold such Shares for investment. The Reporting Persons may be compelled, pursuant to the Stockholders Agreement described in Item 6, to vote the Shares in favor of and/or to dispose of the Shares beneficially owned in a sale or corporate transaction in certain circumstances. The Reporting Persons have not received a currently acceptable offer for such Shares nor are the Reporting Persons aware of any proposed transaction which would require disposal of such Shares pursuant to the Stockholders Agreement.

         Upon consummation of the Plan the Board of Directors of MRI was reconstituted with seven members, six of whom were selected by the holders of the Senior Notes as a class (collectively with the Reporting Persons, the "Former Holders") and one of whom was selected by DVI Financial Services, Inc. ("DVI"), another creditor of MRI. Pursuant to the Stockholders Agreement and the Voting Agreement, also described in Item 6, the Reporting Persons agreed to vote the Shares beneficially owned to maintain such Board composition. The Reporting Persons have been made aware that Richard Teller and Mark Dunn, two of the directors selected by the Former Holders, have resigned from the Board and that the Board has voted to fill one of the resulting vacancies with Jeffrey Pollock, a person nominated by the remaining members of the Board originally nominated by the Former Holders.

         The Reporting Persons have been advised that as a result of the consummation of the Plan, MRI has filed a Form 15 to deregister the Shares. If such deresgistration is effective, the Reporting Persons do not intend to file any amendments to update any of the information contained in this Schedule 13D.

         Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of MRI, or the disposition of securities of MRI;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
              reorganization or liquidation, involving MRI or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of MRI or any of its subsidiaries;

         (d) Any change in the present board of directors or management of MRI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of MRI;

         (f)  Any  other   material   change  in  MRI's  business  or  corporate
              structure;

         (e) Changes in MRI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MRI by any person;

         (f) Causing a class of securities of MRI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of MRI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in securities of the issuer.

         (a) The Reporting Persons have beneficial ownership of 407,168 Shares. Based upon the 5,491,961 Shares the Reporting Persons understand to be presently outstanding, this beneficial ownership would constitute approximately 7.4% of the Shares. The 407,168 Shares are held by Great American Life Insurance Company, a wholly-owned subsidiary of Great American Financial Resources, Inc. ("GAFRI"). AFG owns 83% of the outstanding common stock of GAFRI. The Reporting Persons share the power to vote or to direct the disposition of the Shares.

         As a result of the Stockholders Agreement and the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owner of an additional
4,969,861 Shares owned or receivable by the other parties to the Voting Agreement and the Stockholders Agreement. The Reporting Persons disclaim beneficial ownership of these other Shares.

(b) Other than as may be described in Item 3, no transactions in Shares have been effected during the past sixty days by the Reporting Persons.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         In connection with the transactions described in Item 3, the Reporting Persons entered into a Voting Agreement with MRI, the other Former Holders and DVI and a Stockholders Agreement with MRI, the other Former Holders, DVI and Geoffrey Whynot ("Whynot") and Christopher Joyce ("Joyce"), the current Co-Chief Executives of MRI. The descriptions below of these agreements are qualified in their entirety by reference to the agreements, which are filed as Exhibits 2 and 3 to this Schedule and which are incorporated herein by reference.

         The Voting Agreement provides that until the occurrence of certain events the Former Holders and DVI will vote to elect from time to time one nominee selected by DVI to MRI's Board of Directors and six nominees selected by a majority of the Former Holders. Pursuant to the Voting Agreement MRI has agreed to provide the Former Holders and DVI with certain rights, including the right to receive certain information relating to MRI and preemptive rights on future securities issuances.

         The Stockholders Agreement provides that until the occurrence of certain events each of Joyce and Whynot will also vote their Shares from time to time in favor of six nominees to MRI's Board of Directors selected by a majority of the Former Holders and that each of the Former Holders, Joyce and Whynot will vote their Shares as directed from time to time by a majority of the Former Holders on a number of significant corporate issues. The Stockholder Agreement also provides that each of Joyce, Whynot and the Former Holders will be entitled to participate in any sale of Shares entered into by Former Holders owning at least 40% of the issued and outstanding Shares and if such sale is of at least 50% of the issued and outstanding Shares, such holders will participate in such sale if so requested and certain conditions are met. Pursuant to the Stockholders Agreement MRI granted to the Former

Holders two demand registration rights and granted to DVI, Joyce, Whynot and the Former Holders the right to piggyback on registrations of securities effected by MRI on its own behalf or for other holders of securities.


Item 7.  Material to be filed as Exhibits.

         (1)  Schedule referred to in Item 2.

         (2)  Voting Agreement.

         (3)  Stockholders Agreement.

         (4) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

         (5) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2001

                        AMERICAN FINANCIAL GROUP, INC.

                        By: James C. Kennedy
                        -------------------------------------------
                        James C. Kennedy, Deputy General
                        Counsel and Secretary

                        AMERICAN FINANCIAL CORPORATION


                        By:  James C. Kennedy
                        -------------------------------------------
                        James C. Kennedy, Deputy General
                        Counsel and Secretary

                        Carl H. Lindner*
                        -------------------------------------------
                        Carl H. Lindner

                        Carl H. Lindner III*
                        -------------------------------------------
                        Carl H. Lindner III

                        S. Craig Lindner*
                        -------------------------------------------
                        S. Craig Lindner

                        Keith E. Lindner*
                        -------------------------------------------
                        Keith E. Lindner


James C. Kennedy
------------------------------------
*By James C. Kennedy, Attorney-in-Fact

Exhibit 1

Item 2.  Identity and Background.
         ------------------------

         AFG is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and health insurance products.

         Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of AFG.

         Carl H. Lindner III's principal occupation is as Co-President of AFG.

         S. Craig Lindner's principal occupations are as Co-President of American Financial and President of Great American Financial Resources, Inc., an affiliate of AFG.

         Keith E. Lindner's principal occupations are as Co-President of American Financial and Vice Chairman of the Board of Directors of Chiquita Brands International, Inc., an affiliate of AFG.

         The identity and background of the executive officers, directors and controlling persons of AFG (other than the Lindner Family, which is set forth above) are as follows:

         1. Theodore H. Emmerich is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. He is presently a director of AFG. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

         2. James E. Evans' principal occupation is as Senior Vice President and General Counsel of AFG.

         3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of AFG. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

         4. William R. Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of AFG. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

         5. Fred J. Runk's principal occupation is as Senior Vice President and Treasurer of AFG.

         6. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of AFG.

         7. Keith A. Jensen's principal occupation is as Senior Vice President of AFG.

         Unless otherwise noted, the business address of AFG and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

         None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit 2

                                VOTING AGREEMENT


         This AGREEMENT made as of the 26th day of February, 2001 is by and among those entities identified on Schedule A hereto (collectively, with any of their Affiliate Transferees, the "Former Senior Noteholders" and singularly a "Former Senior Noteholder"), DVI Financial Services, Inc., a Delaware corporation (collectively with any of its Affiliate Transferees, "DVI"), and Medical Resources, Inc., a Delaware corporation (the "Corporation"). Each of the Former Senior Noteholders, DVI and any Transferee of a Former Senior Noteholder or DVI is hereinafter sometimes collectively referred to as the "Stockholders" or individually as a "Stockholder"). Pursuant to the Plan (as defined below) the Former Senior Noteholders have been issued shares of Common Stock representing in the aggregate 83.96% of the issued and outstanding Common Stock as of the date hereof and DVI has been issued shares of Common Stock representing 5.86% of the issued and outstanding Common Stock as of the date hereof. The Stockholders desire to set forth certain agreements among themselves and the Corporation as to the management of the Corporation and the ownership of their shares of Common Stock.

         NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows.

                            ARTICLE 1. DEFINITIONS.

         1.1 All capitalized terms used herein and otherwise undefined shall have the meaning ascribed to them in the Plan.

         1.2 "Affiliate" means, as to any entity or person, any other entity or person that such entity or person controls, or by which it is controlled, or with which it is under common control and in the case of any natural person, such person's spouse or issue or any trust for the benefit of such person and such person's spouse or issue. As used in this definition the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entry or person, whether through the ownership of voting securities, by contract or otherwise.

         1.3 "Affiliate Transferee" means any Affiliate of a Former Senior Noteholder or DVI to which such Former Senior Noteholder or DVI shall have transferred any of its Shares.

         1.4 "Change of Control" means (i) any merger, consolidation, amalgamation or other similar corporate transaction in which the holders of Common Stock of the Corporation, in the aggregate, immediately prior to such transaction will hold, immediately after such transaction, less than fifty (50%) percent of the aggregate voting power of the outstanding stock of the surviving corporation or (ii) the Former Senior Noteholders and their Affiliate Transferees sell in a single transaction or a series of related transactions, Shares representing 90% or more of the original number of shares of Common Stock issued in the aggregate to the Former Senior

Noteholders under the Plan (as such number may be adjusted to reflect any subsequent stock split, combination or reclassification of the Common Stock) to a party who is not a Former Senior Noteholder or who will not be an Affiliate Transferee of a Former Senior Noteholder after such sale.

         1.5 "Common Stock" means the Corporation's authorized common stock, $.01 par value per share of which there are _______ shares authorized.

         1.6 "Corporation Notice" has the meaning given therefor in Section 4.2.

         1.7 "Equity Securities" has the meaning given therefor in Section 4.1.

         1.8 "Excluded Securities" means Equity Securities excluded from the operation of Section 4.1 by Section 4.5.

         1.9 "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         1.10 "Initial Post-Effective Public Offering" means the Corporation's first firm commitment underwritten public offering of any of its Equity Securities registered under the Securities Act after the effective date of the Plan.

         1.11 "Plan" means the Third Amended Joint Plan of Reorganization dated November 6, 2000 as filed by the Corporation in the United States Bankruptcy Court of the Southern District of New York.

         1.12 "Pro Rata Share" has the meaning given therefor in Section 4.2.

         1.13 "Requisite Former Senior Noteholders" means at the time in question Former Senior Noteholders owning at least 50% of the Shares then owned by all Former Senior Noteholders in the aggregate.

         1.14 "SEC" means the United States Securities and Exchange Commission.

         1.15 "Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         1.16 "Shares" means and includes all shares of Common Stock registered in the stock records books of the Corporation in the name of any Stockholder or a nominee of such Stockholder and any other shares of capital stock of the Corporation which may be issued in exchange for or in respect of such shares of Common Stock (whether by way of stock split, stock dividend, combination, reclassification, reorganization or any other means).

         1.17 "Transferee" means any person to whom Shares are transferred or assigned by a Stockholder and any heirs or successors in interest of any Stockholder, whether by operation of law or otherwise.

          ARTICLE 2. VOTING AGREEMENT FOR ELECTION OF DIRECTORS, ETC.

         2.1 Agreement to Vote. Until as provided in Section 2.2, each Stockholder agrees to vote all of his Shares in favor of, and otherwise take all actions as a the holder of such Shares required for:

         (a) the election to the Board of Directors of the Corporation of the nominees of the Stockholders selected pursuant to Section 2.2,

         (b) the removal from the Board of Directors of any director, at the request of the Stockholder(s )which nominated such director pursuant to Section 2.2, and the election to the Board of Directors of a substitute nominated by such Stockholder(s).

         2.2 Selection of Nominees.
             ---------------------

         (a) The Requisite Former Senior Noteholders shall have the right to designate six (6) nominees and DVI shall have the right to designate one (1) nominee for election to the Board of Directors of the Corporation provided the nominee of DVI shall be reasonably satisfactory to the Requisite Former Senior Noteholders. The rights of the Requisite Former Senior Noteholders under this
Section 2.2 (and the obligations of the other Stockholders pursuant to Section 2.1) shall terminate at the earlier of (i) the effective date of the Corporation's Initial Post-Effective Public Offering or (ii) such time as the number of Shares owned by the Former Senior Noteholders is less than forty percent (40%) of the then issued and outstanding shares of Common Stock (excluding Excluded Securities) or (iii) a Change of Control. The rights of DVI under this Section 2.2 (and the obligations of the other Stockholders pursuant to Section 2.1 in respect of any nominee to the Board of Directors of DVI) shall terminate the earlier of (i) the effective date of the Corporation's Initial Post-Effective Public Offering or (ii) such time as the number of Shares owned by DVI shall be less than eighty percent (80%) of the original number of shares of Common Stock issued to DVI under the Plan (as such number may be adjusted to reflect any subsequent stock split, combination or reclassification of the Common Stock) or (iii) a Change of Control.

         (b) For so long as DVI has the right to designate one (1) nominee to the Board, the Board shall have regular meetings to be held at least quarterly.

         (c) The Corporation shall use its reasonable best efforts to maintain at all times liability insurance for its officers and directors in connection with their service to the Corporation or to any other person or enterprise or employee benefit plan which such officer or director serves at the request of the Corporation. Upon the request of any director nominated by the Former Senior Noteholders or DVI pursuant to this Section 2.2, the Corporation will enter into an indemnification agreement with such director in the form attached as Exhibit A.

                ARTICLE 3. GENERAL COVENANTS OF THE CORPORATION

         3.1 Inspection and Information Rights. Each Stockholder owning Shares representing at least 4% of the then issued and outstanding Common Stock shall have the right (at it own expense) to visit and inspect any of the properties of the Corporation (including books of account, reports and other papers), to make extracts therefrom, and to discuss the affairs, finances and accounts of the Corporation with its officers, employees and accountants (and by this provision the Corporation authorizes its accountants to discuss such affairs, finances and accounts with such Stockholder's representatives), and to review such information as is reasonably requested all at such reasonable times and as often as may be reasonably requested; provided, however, that the Corporation shall not be obligated under this Section 3.1 unless such Stockholder and its representatives shall have executed and delivered to the Corporation their written agreement in form and substance satisfactory to the Corporation to maintain such information in confidence and in no event shall the Corporation be obligated to afford rights under this sentence to any competitor. The Corporation will also furnish to each Stockholder, within five (5) business days after the date of filing or delivery thereof, copies of all materials of whatsoever nature filed or delivered by the Corporation with the SEC.

         3.2 Rule 144 Reporting. With a view to making available to the Stockholders the benefits of certain rules and regulations of the SEC which may permit the sale of Shares to the public without registration, the Corporation agrees to use its best efforts to:

         (a) Make and keep public information available, as those terms are understood and defined in SEC Rule 144 or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of the Initial Post-Effective Registration Statement;

         (b) File with the SEC, in a timely manner, all reports and other documents required of the Corporation under the Exchange Act; and

         (c) So long as a Stockholder owns any Shares, furnish to such Stockholder forthwith upon request: a written statement by the Corporation as to its compliance with the reporting requirements of said Rule 144 of the Securities Act, and of the Exchange Act (at any time after it has become subject to such reporting requirements); a copy of the most recent annual or quarterly report of the Corporation; and such other reports and documents as a Stockholder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

         Restrictive Agreements. For so long as any Stockholder shall have any rights under this Agreement, the Corporation shall not enter into or become obligated under any agreement or contract, including without limitation, any loan agreement, promissory note (or other evidence of indebtedness), mortgage, security agreement or lease, which by its terms specifically prevents or restricts to the Corporation from performing its obligations under the Agreement.

                    ARTICLE 4. ISSUANCES BY THE CORPORATION

         4.1 Right of First Refusal on Primary Offerings. Until such right is terminated pursuant to Section 4.4, each Stockholder shall have a right of first refusal to purchase its Pro Rata Share (as defined below) of all Equity Securities (as defined below) that the Corporation may, from time to time, propose to sell and issue after the date of this Agreement, other than Excluded Securities. The term "Equity Securities" shall mean (i) Common Stock or other capital stock of the Corporation, (ii) any security convertible, with or without consideration, into Common Stock or other capital stock of the Corporation (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase Common Stock or other capital stock of the Corporation or (iv) any such warrant or right.

         4.2 Exercise of Rights. If the Corporation proposes to issue any Equity Securities, it shall give each Stockholder written notice (a "Corporation Notice") of its intention, describing the Equity Securities and the price and the terms and conditions upon which the Corporation proposes to issue the same. Each Stockholder shall have twenty (20) days from the receipt of a Corporation Notice to agree to purchase up to its Pro Rata Share (as defined below) of such Equity Securities for the price and upon the terms and conditions specified in such Corporation Notice by giving written notice to the Corporation and stating therein the quantity (up to its Pro Rata Share) of Equity Securities it agrees to purchase. Notwithstanding the foregoing, the Corporation shall not be required to offer or sell such Equity Securities to any Stockholder if such offer or sale would cause the Corporation to be in violation of any applicable federal or state securities or "blue sky" laws. The Corporation will use reasonable best efforts to comply with all federal and applicable state securities or "blue sky" laws provided in no event shall the Corporation be required to (i) file a registration statement or qualification statement under any such laws; (ii) qualify to do business in any jurisdiction; (iii) subject itself to taxation in any jurisdiction or (iv) consent to general service of process in any jurisdiction.

         Each Stockholder's "Pro Rata Share" is equal to the ratio of (a) the number of Shares (including all Shares issuable upon conversion or exercise of any Equity Securities convertible or exercisable into shares of Common Stock but in all cases excluding any Excluded Securities) of which such Stockholder is deemed to be a holder immediately prior to the issuance of such Equity Securities to (b) the total number of shares of the Corporation's outstanding Common Stock (including all shares of Common Stock issued or issuable upon conversion or exercise of any Equity Securities convertible or exercisable into shares of Common Stock but in all cases excluding any Excluded Securities) immediately prior to the issuance of such Equity Securities.

         4.3 Issuance of Equity Securities to Other Persons. If not all of the Stockholders elect to purchase their entire Pro Rata Share of the Equity Securities proposed to be issued, then the Corporation shall have ninety (90) days thereafter to sell the Equity Securities in respect of which the Stockholders' rights were not exercised to any other person(s), at a price and upon general terms and conditions no more favorable to the purchasers thereof than specified in the applicable Corporation Notice. If the Corporation has not sold such Equity Securities within such ninety (90) days, the Corporation shall not thereafter issue or sell any Equity Securities without first offering such Equity Securities to the Stockholders in the manner provided in Section 4.2.

         4.4 Termination and Waiver of Right of First Refusal. The right of first refusal established by this Article 4 shall terminate upon the earlier of
(a) the effective date of the registration statement pertaining to the Corporation's Initial Post-Effective Public Offering or (b) a Change of Control.

         4.5 Excluded Securities. The rights of first refusal established by this Article 4 shall not apply to:

         (a)  Equity   Securities   issued   in   the   Corporation's    Initial
              Post-Effective Public Offering;

         (b) shares of Common Stock (and any options, warrants or other Common Stock purchase rights for such shares of Common Stock) issued or to be issued to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary, pursuant to compensation plans, or other similar arrangements that are approved by the Corporation's Board of Directors;

         (c) Equity Securities issued pursuant to exercise of warrants, options or other rights, or conversion of convertible Equity Securities outstanding as of the date of this Agreement or with respect to which the Stockholders were given rights under this Article 4 on the initial issuance thereof;

         (d) any Equity Securities issued pursuant to a merger, consolidation, acquisition or similar business combination;

         (e) shares of Common Stock issued in connection with any stock split, stock dividend or recapitalization by the Corporation; and

         (f) Equity Securities issued in connection with the extension of credit or other financing (including leasing arrangements) to the Corporation or a subsidiary of the Corporation by any party who is not a Stockholder, an Affiliate of any Stockholder or an Affiliate of the Corporation.

         4.6 Rights to Other Parties. Nothing in this Article 4 shall be deemed to prohibit the Corporation from extending the rights set forth in this Article 4 to any other holders of Common Stock.

                           ARTICLE 5. MISCELLANEOUS.

         5.1 Successors and Assigns. This Agreement shall be binding upon the parties hereto and their Transferees; provided, no Transferee shall be entitled to any benefits under this Agreement unless such Transferee shall have executed and delivered to the Corporation its written agreement to be bound by the terms of this Agreement to the same extent as its transferor in form and substance satisfactory to the Requisite Former Senior Noteholders and (a) such Transferee is already a Stockholder or is an Affiliate Transferee or (b) the transfer to such Transferee is of Shares representing at least 5% of the then issued and outstanding Common Stock or (c) the transfer to such Transferee is of the original number of shares of Common Stock issued to the transferring Stockholder under the Plan (as such number may be adjusted to reflect any subsequent stock split, combination or reclassification of the Common Stock).

         5.2 Term and Termination. Unless the rights granted hereby are sooner terminated by the express provisions herein, this Agreement shall terminate upon mutual written agreement of all of the Stockholders.

         5.3 Amendments. This Agreement may be amended or modified in whole or in part only by an instrument in writing signed by all Stockholders and the Corporation.

         5.4 Entire Agreement. This Agreement constitutes the entire agreement between the parties, and all premises, representations, understandings, warranties and agreements with reference to the subject matter hereof have been expressed herein or in the documents incorporated herein by reference.

         5.5 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

         5.6 Disputes. All disputes arising in connection with this Agreement and/or the transactions contemplated hereby shall be submitted to arbitration in New York, New York before a single arbiter selected by the Corporation. The parties specifically agree that the arbitrator shall have the power to issue preliminary and permanent injunctive relief and to grant prejudgment security.

         Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         5.7 Effect of Headings. Any title of an article or section heading herein contained is for convenience or reference only and shall not affect the meaning or construction of any of the provisions hereof.

         5.8 Injunctive Relief. It is acknowledged that it will be impossible to measure the damages that would be suffered by a party if any other party fails to comply with the provisions of this Agreement and that in the event of any such failure, the non-defaulting parties will not have an adequate remedy at law. The non-defaulting parties shall, therefore, be entitled to obtain specific performance of the defaulting party's obligations hereunder and to obtain immediate injunctive relief. The defaulting party shall not argue, as a defense to any proceeding for such specific performance or injunctive relief, that the non-defaulting parties have an adequate remedy at law.

         5.9 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         5.10 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of or in any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on the part of any party of any breach, default or noncompliance under the Agreement or any waiver on the part of any party of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.

         5.11 Notices and Consents. Notices. All notices and other written communications provided for hereunder shall be given in writing and sent by overnight delivery service (with charges prepaid) or by facsimile transmission with the original of such transmission being sent by overnight delivery service (with charges prepaid) by the next succeeding Business Day and (i) if to a Stockholder addressed to such Stockholder at such address or fax number as is specified for such Stockholder after its signature to this Agreement; and (ii) if to the Corporation, addressed to it at 155 State Street, Hackensack, New Jersey 07602, Attention: General Counsel, Fax No. (201) 488-8230 or at such other address or fax number as such Stockholder or the Corporation shall have specified to other party hereto in writing given in accordance with this Section
5.11. Notice given in accordance with this Section 5.11 shall be effective upon the earlier of the date of delivery or the second Business Day at the place of delivery after dispatch.

         5.12 Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.



         5.13 Legend. Each certificate evidencing any of the Shares shall bear a legend substantially as follows:


                  "The shares represented by this certificate are subject to certain voting agreements and may be entitled to certain benefits in accordance with and subject to all the terms and conditions of a certain Voting Agreement dated as of __________, 2000, a copy of which the Corporation will furnish to the holder of this certificate upon request and without charge."

         IN WITNESS WHEREOF, this Agreement has been executed under seal as of the date and year first written above.

COMPANY:                         MEDICAL RESOURCES, INC.



                                 By:  /s/ Christopher J. Joyce
                                    ---------------------------------------
                                       Name:  Christopher J. Joyce
                                       Title:    Co-Chief Executive Officer



STOCKHOLDERS:                       [NAME]



                                 By:
                                    ---------------------------------------
                                      Name:
                                     Title:


                                                     Address for Notices:

                                    ---------------------------------------
                                    ---------------------------------------
                                    ---------------------------------------

FORMER SENIOR
NOTEHOLDERS:                     JOHN HANCOCK LIFE INSURANCE COMPANY



                                 By:  /s/ Stephen J. Blewitt
                                    ----------------------------------------
                                       Name:  Stephen J. Blewitt
                                       Title:    Managing Director



                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                          Group, T-57

                                 JOHN HANCOCK VARIABLE LIFE INSURANCE
  COMPANY



                                 By:  /s/ Stephen J. Blewitt
                                    ----------------------------------------
                                       Name:  Stephen J. Blewitt
                                       Title:    Authorized Signatory



                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                         Group, T-57

                                 INVESTORS PARTNER LIFE INSURANCE
                                   COMPANY



                                 By:  /s/ Stephen J. Blewitt
                                    -----------------------------------------
                                       Name:  Stephen J. Blewitt
                                       Title:    Authorized Signatory



                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                         Group, T-57

                                 MELLON BANK, N.A., solely in its capacity as Trustee for The Long Term Investment Trust, (as directed by John Hancock Financial Services, Inc.), and not in its individual capacity



                                 By:  /s/ Carole Bruno
                                    -----------------------------------------
                                       Name:  Carole Bruno
                                       Title:    Authorized Signatory



                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA  02117
                                       Attention:  Bond & Corporate Finance
                                         Group, T-57



         The decision to participate in the investment, any representations made herein by the participant, and any actions taken hereunder by the participant has/have been made solely at the direction of the investment fiduciary who has sole investment discretion with respect to this investment.

                                 THE NORTHERN TRUST COMPANY, AS TRUSTEE
                                 OF THE LUCENT TECHNOLOGIES INC. MASTER
                                 PENSION TRUST

                                 By:  JOHN HANCOCK LIFE INSURANCE
                                      COMPANY, as Investment Manager



                                 By:  /s/ Stephen J. Blewitt
                                    ----------------------------------------
                                       Name:  Stephen J. Blewitt
                                       Title:    Managing Director



                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                          Group, T-57

                                 AUSA LIFE INSURANCE COMPANY, INC.



                                By:  /s/ Mark E. Dunn
                                   -----------------------------------------
                                       Name:  Mark E. Dunn
                                       Title:    Vice President



                                       Address for Notices:

                                       AEGON USA Investment Management
                                       4333 Edgewood Road, N.E.
                                       Cedar Rapids, IA  52499
                                       Attention:  Mark Dunn

                                 LIFE INVESTORS INSURANCE COMPANY OF
                                   AMERICA



                                 By:  /s/ Mark E. Dunn
                                    -------------------------------------
                                       Name:  Mark E. Dunn
                                       Title:    Vice President



                                       Address for Notices:

                                       AEGON USA Investment Management
                                       4333 Edgewood Road, N.E.
                                       Cedar Rapids, IA  52499
                                       Attention:  Mark Dunn

                                 GREAT AMERICAN LIFE INSURANCE
                                              COMPANY



                                 By:  /s/ Mark F. Muething
                                    -----------------------------------------
                                       Name:  Mark F. Muething
                                       Title:    Executive Vice President



                                       Address for Notices:

                                       American Financial Group
                                       1 East 4th Street, 3rd Floor
                                       Cincinnati, OH  45202
                                       Attention:  Joanne Schubert

                                 SALKELD & CO., (as nominee of General Electric Capital Assurance Company (f/k/a Great Northern Insured Annuity Corporation)



                                 By:  /s/ Kristina Clohesy
                                    -----------------------------------------
                                       Name:  Kristina Clohesy
                                       Title:    Reorganization Administrator



                                       Address for Notices:

                                       GE Capital Assurance Co.
                                       601 Union Street, Suite 1300
                                       Seattle, WA  98101
                                       Attention:  Morian Mooers

                                 COVA FINANCIAL SERVICES LIFE
                                 INSURANCE COMPANY



                                 By:  /s/ Jacqueline D. Jenkins
                                    --------------------------------------
                                       Name:  Jacqueline D. Jenkins
                                       Title:    Authorized Signatory



                                       Address for Notices:

                                       MetLife
                                       334 Madison Avenue
                                       Convent Station, NJ  07961
                                       Attention:  Mike Cazayoux

                                 HARE & CO (as nominee of Lincoln National Life Insurance Company)



                                 By:  /s/ Patrick M. Dodd
                                    -----------------------------------------
                                       Name:  Patrick M. Dodd
                                       Title:    Authorized Officer



                                       Address for Notices:

                                       Liberty Capital
                                       2000 Wade Hampton Boulevard
                                       Greenville, SC  29615
                                       Attention:  Pete Dodd

                                 AMERICAN BANKERS INSURANCE
                                 COMPANY OF FLORIDA



                                 By:  /s/ Robert C. Lindberg
                                    ---------------------------------------
                                       Name:  Robert C. Lindberg
                                       Title:    Vice President



                                       Address for Notices:

                                       Fortis Corporation
                                       1 Chase Manhattan Plaza, 41st Floor
                                       New York, NY  10005
                                       Attention:  Robert Lindberg

                                 OCCIDENTAL LIFE INSURANCE COMPANY
                                  OF NORTH CAROLINA



                                 By:  /s/ J. Joseph Veranth
                                    -----------------------------------------
                                       Name:  J. Joseph Veranth
                                       Title:    Executive Vice President



                                       Address for Notices:

                                       Dana Investment Advisors, Inc.
                                       P.O. Box 1067
                                       Brookfield, WI  53008-1067

                                       Attn:  J. Joseph Veranth

                                 PENINSULAR LIFE INSURANCE COMPANY CO.



                                 By:  /s/ Susan D. Royles
                                    -----------------------------------------
                                       Name:  Susan D. Royles
                                       Title:    Vice President



                                       Address for Notices:

                                       Conning Asset Management
                                       185 Asylum Street
                                       City Place II
                                       Hartford, CT  06103
                                       Attention:  Susan Royles

                                 EXECUTIVE RISK INDEMNITY INC.



                                 By:  /s/ Marjorie D. Raines
                                    ------------------------------------------
                                       Name:  Marjorie D. Raines
                                       Title:    Senior Vice President



                                       Address for Notices:

                                       Chubb Financial Group
                                       15 Mountain View Road
                                       Warren, NJ  07060
                                       Attention:  Bill Clarkson

DVI:                             DVI FINANCIAL SERVICES, INC.


                                 By:  /s/ Sara Lee Keller
                                    -----------------------------------------
                                       Name:  Sara Lee Keller
                                       Title:    Deputy General Counsel



                                       Address for Notices:

                                       DVI Financial Services, Inc.
                                       2500 York Road
                                       Jamison, PA  18929

                                       Attn:  Richard E. Miller, President

EXHIBIT 3

                             STOCKHOLDERS AGREEMENT

         This AGREEMENT made as of the 26th day of February, 2001 is by and among those entities identified on the signature page hereto as the Former Senior Noteholders (collectively with any of their Affiliate Transferees, the
"Former Senior Noteholders" and singularly a "Former Senior Noteholder") and Christopher Joyce and Geoffrey Whynot (collectively with any of their Affiliate Transferees, "Executive Management") and Medical Resources, Inc., a Delaware corporation (the "Corporation") and DVI Financial Services, Inc., a Delaware corporation (collectively, with any of its Affiliate Transferees, "DVI"). Each of the Former Senior Noteholders, Executive Management and any Transferee of a Former Senior Noteholder or Executive Management is hereinafter sometimes collectively referred to as the "Stockholders" or individually as a "Stockholder"). Pursuant to the Plan (as defined below) the Former Senior
Noteholders are to be issued shares of Common Stock representing in the aggregate 83.96% of the issued and outstanding Common Stock as of the effective date of the Plan, Executive Management are to be issued shares of Common Stock representing 2% of the issued and outstanding Common Stock as of the effective date of the Plan and DVI is to be issued shares of Common Stock representing 5.86% of the issued and outstanding Common Stock as of the effective date of the Plan. The Stockholders desire to set forth certain agreements among themselves and the Corporation as to the management of the Corporation and the ownership of their shares of Common Stock. DVI is a party to this Agreement as a holder of Registrable Securities solely for the purposes of accepting and agreeing to the provisions of Articles 4 and 5 and the defined terms used therein.

         NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows.

                            ARTICLE 1. DEFINITIONS.

         1.1 All capitalized terms used herein and otherwise undefined shall have the meaning ascribed to them in the Plan.

         1.2 "Affiliate" means, as to any entity or person, any other entity or person that such entity or person controls, or by which it is controlled, or with which it is under common control and in the case of any natural person, such person's spouse or issue or any trust for the benefit of such person and such person's spouse or issue. As used in this definition the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entry or person, whether through the ownership of voting securities, by contract or otherwise.

         1.3 "Affiliate Transferee" means any Affiliate of a Former Senior Noteholder or Executive Management to which such Former Senior Noteholder or Executive Management shall have transferred any of its Shares or any Affiliate of DVI to which DVI shall have transferred any of its Registrable Securities.

         1.4 "Common Stock" means the Corporation's authorized common stock, $.01 par value per share.

         1.5 "Demand  Registration"  has the meaning  given  therefor in Section
4.1.

         1.6 "Demand Request" has the meaning given therefor in Section 4.1.

         1.7 "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         1.8 "indemnified party" has the meaning given therefor in Section 4.7.

         1.9 "indemnifying party" has the meaning given therefor in Section 4.7.

         1.10 "Initial Post-Effective Public Offering" means the Corporation's first firm commitment underwritten public offering of any of its equity securities registered under the Securities Act after the effective date of the Plan.

         1.11 "Piggyback Registration" has the meaning given therefor in Section 4.2.

         1.12 "Plan" means the Third Amended Joint Plan of Reorganization dated November 6, 2000 as filed by the Corporation in the United States Bankruptcy Court of the Southern District of New York.

         1.13 "Plan Value" means $10 per share of Common Stock as appropriately adjusted from time to time to reflect any stock splits, combinations or similar transactions in respect of the Common Stock or dividends paid on the Common Stock after the effective date of the Plan.

         1.14 "Register," registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.

         1.15 "Registrable Securities" means all shares of Common Stock issued to the Former Senior Noteholders, Executive Management or DVI pursuant to the Plan and any other shares of capital stock of the Corporation which may be issued in exchange for or in respect of such shares of Common Stock (whether by way of stock split, stock dividend, combination, reclassification, reorganization or any other means) provided any such shares of Common Stock (or other capital stock) which have been sold after the date hereof pursuant to a registration statement or to the public through a broker, dealer or market maker or in compliance with Rule 144 or Rule 144A (or any similar rule then in force) under the Securities Act or repurchased by the Corporation or any subsidiary of the Corporation shall cease to be Registrable Securities.

         1.16 "Registration Expense" has the meaning given therefor in Section 4.6.

         1.17 "Requisite Former Senior Noteholders" means at the time in question Former Senior Noteholders owning at least 50% of the Shares then owned by all Former Senior Noteholders in the aggregate.

         1.18 "SEC" means the United States Securities and Exchange Commission.

         1.19 "Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         1.20 "Selling Former Senior Noteholders" has the meaning given therefor in Section 3.1.

         1.21 "Shares" means and includes all shares of Common Stock registered in the stock records books of the Corporation in the name of any Stockholder or a nominee of such Stockholder and any other shares of capital stock of the Corporation which may be issued in exchange for or in respect of such shares of Common Stock (whether by way of stock split, stock dividend, combination, reclassification, reorganization or any other means).

         1.22 "Transferee" means any person to whom Shares are transferred or assigned by a Stockholder and any heirs or successors in interest of any Stockholder, whether by operation of law or otherwise and, in the case of DVI, any person to whom any of DVI's Registrable Securities are transferred or assigned by DVI and any successor in interest, whether by operation of law or otherwise.

                          ARTICLE 2. VOTING AGREEMENTS

         2.1 Board of Directors. Each Stockholder agrees to vote all of his Shares in favor of, and otherwise take all actions as the holder of such Shares required for:

         (a) the election to the Board of Directors of the Corporation of up to six nominees selected by the Requisite Former Senior Noteholders; and

         (b) the removal from the Board of Directors of any director nominated by the Requisite Former Senior Noteholders, at the request of the Requisite Former Senior Noteholders, and the election to the Board of Directors of any substitute therefor nominated by the Requisite Former Senior Noteholders.

         2.2 Modification of Charter Documents; Other Voting Agreement. Each Stockholder covenants and agrees that he will:

         (a) not vote any of his Shares, and to the extent he has the power to do so and otherwise may lawfully exercise such power, will not to permit any director elected by the Stockholders pursuant to
              Section 2.1 to vote, in favor of:

              (i) the adoption of any amendment to or waiver of any provision of the Corporation's Certificate of Incorporation or Bylaws as in effect as of the date hereof pursuant to the Plan (other than in connection with the Initial Post-Effective Public Offering if such amendments have been recommended by the underwriters in connection therewith);

              (ii) any alteration or change to the designation or the powers, preferences or rights or the qualifications, limitations or restrictions of the Common Stock (other than in connection with the Initial Post-Effective Public Offering if such amendments have been recommended by the underwriters in connection therewith);

              (iii) any (A)  authorization  or creation of or  amendment  to any class or series of stock ranking, either as to payment of dividends, distribution of assets or redemption, prior to the Common Stock, or (B) authorization or creation of or amendment to any shares of any class or series or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having optional rights to purchase, any stock having any such ranking prior to the Common Stock;

              (iv) any increase in the authorized number of shares of Common Stock (other than in connection with the Initial Post-Effective Public Offering if such amendments have been recommended by the underwriters in connection therewith);

              (v)   the   liquidation,   dissolution,   winding-up   or  similar
                    transaction of the Corporation or sale of all or substantially all of the assets of the Corporation or any subsidiary thereof;

              (vi) the redemption or repurchase of any shares of Common Stock (except for shares of Common Stock issued to employees, officers, directors or consultants which is redeemed in connection with the termination of such person's employment with the Corporation);

              (vii) the  authorization  of a  dividend  on any shares of capital stock; or

              (viii)any   merger,   consolidation,   sale  of   stock  or  other
                    transaction in which the holders of Common Stock of the Corporation, in the aggregate, immediately prior to such transaction will hold, immediately after such transaction, less than fifty percent (50%) of the aggregate voting power of outstanding stock of the surviving Corporation;

              unlessotherwise consented to by the Requisite Former Senior Noteholders; and

         (b) if requested by Former Senior Noteholders owning Shares representing more than fifty (50%) percent of the then issued and outstanding shares of Common Stock, vote all his Shares and, to the extent he has the power to do so and otherwise may lawfully exercise such power, will instruct any director elected by the Stockholders pursuant to Section 2.1 to vote, in favor (A) of any transaction identified in clauses (a)(i) through (a)(vii) above; and (B) of any transaction identified in clause (a)(viii) if the consideration to be received by the holders of shares of Common Stock in such transaction is not less than the then current Plan Value.

                ARTICLE 3. RIGHTS OF CO-SALE; REQUIRED CO-SALE.

         3.1 Tag-Along/Drag-Along. If one or more Former Senior Noteholders ("Selling Former Senior Noteholders") propose to sell, in a single transaction or series of related transactions, Shares representing more than 40% of the Common Stock at the time outstanding to a party who is not a Former Senior Noteholder or who will not be an Affiliate Transferee of a Former Senior Noteholder after such sale, the other Stockholders have the right to participate in such sale to the extent provided in Section 3.2. Further, if such sale of Shares by the Selling Former Noteholders represents more than 50% of the Common Stock at the time outstanding and is at a price per share not less than the current Plan Value, the other Stockholders shall, if requested by the Selling Former Senior Noteholders, sell to the purchaser of such Selling Former Senior Noteholders' Shares all of their Shares on the same terms and conditions as such Selling Former Senior Noteholders; provided, the other Stockholders shall not be obligated to sell their Shares pursuant to this sentence unless the Selling Former Senior Noteholders propose to sell all of their Shares in such transaction. Not less than thirty (30) days prior to any proposed sale of Shares by Selling Former Senior Noteholders, the Selling Former Senior Noteholders shall give the other Stockholders written notice of the proposed sale (a "Sale Notice") which shall specify the terms and conditions of such sale and whether or not the Selling Former Senior Noteholders are exercising their rights under clause (b) of this Section 3.1 to require to other Stockholders to sell their Shares on the same terms and conditions.

         3.2 Participation Procedures. If the other Stockholders are not required, but are entitled and wish, to participate in such sale (each a "Participating Stockholder"), each Participating Stockholder shall give the Selling Former Senior Noteholders written notice (a "Participation Notice") of its election to participate not later than fifteen (15) days after the date of the delivery of the Sale Notice and specifying the number of Shares which it wishes to sell. If the Selling Former Senior Noteholders receive any Participation Notices, they shall not sell any Shares in such transaction unless the purchaser thereof at the same time purchases from each Participating Stockholder on the same terms and conditions, that number of Shares at least equal to the lesser of:

         (a) the total number of Shares which such Participating Stockholder specified in its Participation Notice that it wished to sell; or

         (b) the number of Shares derived by multiplying the total number of Shares then owned by such Participating Stockholder by a fraction, the numerator of which is equal to the number of Shares that are to be purchased by the proposed purchaser from the Selling Former Senior Noteholders and the denominator of which is the aggregate number of Shares owned by the Selling Former Senior Noteholders prior to such sale;

provided, the number of Shares to be included by each Participating Stockholder and each Selling Former Senior Noteholders in such sale shall be reduced pro rata based on the number of Shares proposed to be included by each in such sale until the aggregate number of Shares to be sold is equal to the number of Shares that the proposed purchaser desires to purchase.

                         ARTICLE 4. REGISTRATION RIGHTS

         4.1 Demand Registration.

         (a) Requests for Registration. At any time following the first anniversary of the effective date of the Plan, Former Senior
              Noteholders owning Registrable Securities representing at least 15% of the then issued and outstanding shares of Common Stock shall be entitled to request registration (a "Demand Request") under the Securities Act of all or any portion of their Registrable Securities. A registration requested pursuant to this
              Section 4.1(a) is referred to in this Agreement as a "Demand Registration". The Demand Request shall specify the approximate number of Registrable Securities requested to be registered and the intended method of distribution thereof. Within ten days after receipt of a Demand Request, the Corporation shall give written notice of such requested registration to each other holder of Registrable

              Securities and shall include in such registration all Registrable Securities with respect to which the Corporation has received written requests for inclusion therein, including without limitation, but subject to Section 4.1(c), all Registrable Securities requested for inclusion pursuant to Section 4.2, and the intended method of distribution thereof within 30 days after the receipt of the Corporation's notice.

         (b) Number of Demand Registrations. The Former Senior Noteholders as a group shall be entitled to request two Demand Registrations. The Corporation shall pay all Registration Expenses in connection with the Demand Registration and shall pay all Registration Expenses in connection with a registration initiated as a Demand Registration whether or not it becomes effective or is not otherwise counted as a Demand Registration. A registration shall not count as a Demand Registration until it has become effective under the Securities Act and any blue sky laws of any applicable state and remains so effective until the earlier of the date all Registrable Securities included therein have been sold pursuant thereto or the time periods for which such registration statement is required to be maintained as effective under Section 4.4(a) have expired (unless such registration statement is withdrawn at the request of the holders of not less than a majority of the Registrable Securities included therein (other than a withdrawal in the case described in the next following sentence or in the case described in Section 4.1(d)). If so requested in the Demand Request and if the market value of the Registrable Securities to be included in such registration shall have current market value of not less than $5,000,000, the Corporation shall use its best efforts to effect such Demand Registration as an underwritten offering on a firm commitment basis, provided if the Corporation is unable to effect the registration as an underwritten offering on a firm commitment basis, the Corporation will continue to effect such registration if requested to do so by holders of not less than a majority of the Registrable Securities to be included therein in accordance with the method of distribution as is specified by such holders and in such case the registration statement shall count as a Demand Registration; otherwise such Demand Request shall be deemed not to have been made and shall not count as a Demand Registration.

         (c) Priority on Demand Registration. All Registrable Securities requested to be included in the Demand Registration shall be included unless the offering is to be underwritten and the managing underwriters advise the Corporation in writing that all of the Registrable Securities requested to be included may not be sold without adversely affecting the marketability of the offering. In such case, the number of such Registrable Securities included in the offering, if any, shall be allocated first, pro rata among the Former Senior Noteholders on the basis of the total number of Registrable Securities requested by each such holder to be included and second, pro rata among the other holders of Registrable Securities requested to be included pursuant to
              Section 4.2 on the basis of the total number of Registrable Securities requested to be included pursuant to Section 4.2. If all Registrable Securities requested to be included in the Demand Registration are so included, the Corporation may include in the Demand Registration other securities to be sold by the Corporation for its own account or to be sold by other Persons, unless the managing underwriters advise the Corporation in writing that in their opinion the inclusion of such other securities will cause the number of Registrable Securities and other securities requested to be included in the offering to exceed the number which may be sold without adversely affecting the marketability of the offering.

         (d) Restrictions on Demand Registration. The Corporation shall not be obligated to effect a Demand Registration within 120 days after the effective date of a previous registration of securities by the Corporation under the Securities Act if the holders of Registrable Securities were given piggyback rights in such previous registration pursuant to Section 4.2 and all Registrable Securities requested to be included in such registration pursuant to Section 4.2 were included therein. The Corporation shall be entitled to postpone, for up to 90 days (or for up to 120 days if the Demand Request relating to the registration statement is received during the month of December or the first quarter of any calendar year) the filing of any registration statement otherwise required to be prepared and filed by it pursuant hereto if, at the time it receives a Demand Request, the Corporation would be required to prepare for inclusion or incorporation into the registration statement any financial statements other than those that it customarily prepares or the Corporation determines in its reasonable business judgment that such registration and offering would materially interfere with any financing, refinancing, acquisition, disposition, corporate reorganization or other material corporate transactions or development involving the Corporation or any of its subsidiaries and promptly gives the holders of the Registrable Securities making the Demand Request written notice of such determination; provided, that if the Corporation shall so postpone the filing of a registration statement, the holders of a majority of the Registrable Securities making the Demand Request shall have the right to withdraw the Demand Request by giving written notice to the Corporation within 30 days after the receipt of notice of postponement and, in the event of such withdrawal, the withdrawn Demand Request shall be deemed not to have been made and shall not count as a Demand Registration.

         (e) Selection of Underwriters. The Corporation shall have the right to select the investment banker(s) and manager(s) to administer the Demand Registration, subject to the approval of the holders of a majority of the Registrable Securities to be included therein, which approval shall not be unreasonably withheld.

         (f) Grant of Other Demand Registration Rights. From and after the date hereof, the Corporation shall not grant to any Persons the right to request the Corporation to register any equity securities of the Corporation without the prior written consent of Former Senior Noteholders owning Registrable Securities representing a majority of Registrable Securities owned by all Former Senior Noteholders at the time provided, that the -------- Corporation may without the consent of such Former Senior Noteholders, grant rights to other Persons to (i) participate in Piggyback Registrations so long as such rights are subordinate to the rights of the holders of Registrable Securities with respect to such registrations; and
              (ii) request registrations so long as the holders of Registrable Securities are entitled to participate in any such registrations pari passu with such Persons.

         4.2 Piggyback Registrations.


         (a) Right to Piggyback. Whenever the Corporation proposes to register any of its equity securities under the Securities Act (including, without limitation, in a Demand Registration) and the registration form to be used may be used for the registration of Registrable Securities, the Corporation shall give prompt written notice to each holder of Registrable Securities of its intention to effect such a registration and shall include in such registration (a "Piggyback Registration") all Registrable Securities with respect to which the Corporation has

         (b) received written requests for inclusion therein (which request shall state the intended method of distribution thereof) within 30 days after the receipt of the Corporation's notice on the same terms and conditions as the other securities included therein.

         (c) Piggyback Expenses. The Registration Expenses of the holders of Registrable Securities shall be paid by the Corporation in all Piggyback Registrations.

         (d) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Corporation, and the managing underwriters advise the Corporation in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Corporation shall include in such registration first, the securities the Corporation proposes to sell and second, the Registrable Securities requested to be included therein and then (and only then) any other securities requested to be included in such registration. If less than all the Registrable Securities requested to be included in the Piggyback Registration may be so included, the number of Registrable Securities included in the Piggyback Registration shall be allocated pro rata among the holders of Registrable Securities on the basis of the number of Registrable Securities requested by each such holder to be included therein.

         (e) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of other holders of the Corporation's securities other than a Demand Registration, and the managing underwriters advise the Corporation in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Corporation shall include in such registration the Registrable Securities and the other securities on whose behalf the registration was initially being made pro rata among the holders of the Registrable Securities and the holders of such other securities on the basis of the number of Registrable Securities and other securities requested by each such holder to be included therein. If the Piggyback Registration is a Demand Registration and the managing underwriters advise the Corporation in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the provisions of
              Section 4.1(c) shall govern.

         (f) Continued Obligation for Demand Registration. No registration of Registrable Securities effected under this Section 4.2 shall relieve the Corporation of its obligation to effect registration of the Registrable Securities upon any Demand Request made pursuant to the provisions of Section 4.1.

         (g) Withdrawal or Delay. If at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Corporation shall determine for any reason not to register or to delay registration of such securities, the Corporation may, at its election, give written notice of such determination to each holder of Registrable Securities requested to be included in such offering and (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from any obligation of the Corporation to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of any holder of Registrable Securities to include Registrable Securities in any future registrations pursuant to this Section 4.2 or to cause a registration to be effected as a Demand Registration under
              Section 4.1, and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any
              Registrable Securities, for the same period as the delay in registering such other securities.

         4.3 Holdback Agreements.


         (a) No holder of Registrable Securities shall effect any public sale or distribution (which shall not include any sales pursuant to Rule 144 or 144A) of equity securities of the Corporation, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 120-day period following the effective date of the registration statement for a Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are or may be included (except as part of the offering covered by such registration statement) unless the underwriters managing the registered public offering otherwise agree.

                                      49 -

         The Corporation shall not effect any public sale or distribution of shares of Common Stock or any other equity securities of the Corporation, during the seven days prior to and during the 90-day period following the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration (except as part of such underwritten registration or pursuant to registrations on Form S-8 or any successor form or pursuant to any shelf registration statement then in effect for the benefit of any holders of the Corporation's securities), unless the underwriters managing the registered public offering otherwise agree.

         4.4 Registration Procedures. Whenever any Registrable Securities are required to be registered pursuant to this Agreement, the Corporation shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof and pursuant thereto the Corporation shall as expeditiously as possible:

         (a) prepare and file with the SEC a registration statement with respect to such Registrable Securities on Form S-1 or such other form of general applicability satisfactory to the managing underwriter (or if the offering is not underwritten, the holders of a majority of Registrable Securities included therein) and use its reasonable best efforts to cause such registration statement to become effective (provided that the Corporation may delay or discontinue any registration statement effected under Section 4.1 in accordance with Section 4.1(d) or Section 4.2 in accordance with Section 4.2(f)) and prepare and file with the SEC such amendments and post-effective amendments to such registration statement and supplements to the prospectus used in connection therewith as may be necessary to keep such registration statement effective under the Securities Act and the blue sky laws of any applicable state for a period of not less than 90 days in the case of an underwritten offering, and in any other offering, until the disposition of all Registrable Securities covered by such registration statement, but not longer than a period of six months, unless at the expiration of such six month period, less than 75% of the Registrable Securities covered by such Registration Statement have been sold, then such period shall automatically be extended for six additional months; provided that at any time after the registration statement has been continuously effective for six consecutive months, if the Corporation determines in its reasonable business judgment that having such registration statement remain in effect would materially interfere with any financing, refinancing, acquisition, disposition, corporate reorganization or other material corporate transaction or development involving the Corporation or any of its Subsidiaries or at any time after such registration statement has been declared effective if the Corporation becomes the subject of an unsolicited tender offer for at least a majority of its equity securities, the Corporation may, upon prior written notice to each holder of Registrable Securities included therein, suspend such registration statement for a period of not more than ninety (90) days, and in no event shall the Corporation be entitled to exercise such right more than once in any 12-month period;

         (b) before filing a registration statement or prospectus or any amendments or supplements thereto or incorporating any document by reference therein, the Corporation shall furnish to the holders of Registrable Securities included in such registration statement copies of all such documents proposed to be filed or incorporated therein, which documents shall be subject to the review and comment of such holders and one counsel selected by such holders;

         (c) notify in writing each holder of Registrable Securities included in such registration statement of (i) the filing and effectiveness of such registration statement or any amendment or post-effective amendments thereto and the prospectus and any supplement thereto,
              (ii) any request by the SEC for amendments or post-effective amendments to the registration statement or supplements to the prospectus or for additional information, (iii) the issuance by the SEC of any stop order suspending the effectiveness of such registration statement or the initiation or threatening of any proceedings for that purpose, and (iv) the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

         (d) comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during the period of, and in accordance with the intended methods of, disposition by the sellers thereof as set forth in such registration statement;

         (e) furnish, without charge, to each holder of Registrable Securities included in a registration statement such number of copies of such registration statement, the prospectus included in such registration statement (including each preliminary prospectus), each amendment and supplement thereto, and such other documents as such holder may reasonably request in order to facilitate the disposition of the Registrable Securities included therein owned by such holder and the Corporation hereby consents to the use of each prospectus or any supplement thereto by each such holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such registration statement or any amendment thereto;

         (f) use its reasonable best efforts to register or qualify all Registrable Securities included in a registration statement under such other securities or blue sky laws of such jurisdictions as any holder of such Registrable Securities reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such holder to consummate the disposition in such jurisdictions of such Registrable Securities (provided that the Corporation shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph (f), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

         (g) immediately notify each holder of Registrable Securities included in a registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

         (h) cause all Registrable Securities included in a registration statement to be listed on each securities exchange on which similar securities issued by the Corporation are then listed and, if not so listed, but similar securities are then listed on the NASD automated quotation system, to be listed on the NASD automated quotation system and, if listed on the NASD automated quotation system, use its reasonable best efforts to secure designation of all such Registrable Securities as a NASDAQ national market system security within the meaning of Rule 11Aa2-1 of the SEC or failing that, at such time as the Corporation becomes eligible for such authorization, to secure NASDAQ authorization for such Registrable Securities if available and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the NASD;

         (i) if the offering is underwritten, use its reasonable best efforts to furnish on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration statement, and to the extent required by any underwriting agreement or from time to time upon request by any holder of Registrable Securities in connection with its disposition of its Registrable Securities under such registration statement: (i) an opinion dated such date of counsel representing the Corporation for the purposes of such registration, addressed to the underwriters and to each such holder, stating that such registration statement has become effective under the Securities Act and that (A) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the registration statement, the related prospectus and each amendment or supplement thereof appear on their face to be appropriately responsive in all material respects with the requirements of the Securities Act (except that such counsel need not express any opinion as to financial statements or financial data contained therein) and (C) to such other effect as may be reasonably requested by counsel for the underwriters or by such holder or its counsel if such offering is not underwritten and (ii) to the extent accounting standards then permit, a letter dated such date from the independent public accountants retained by the Corporation, addressed to the underwriters  and to each  such  holder,  stating  that  they  are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Corporation included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five Business Days prior to the date of such letter) with respect to such registration as such underwriters, or such holder if such offering is not underwritten, may reasonably request;

         (j) provide a transfer agent and registrar for all Registrable Securities included in a registration statement not later than the effective date of such registration statement, and a CUSIP number for all such Registrable Securities and provide the applicable transfer agent with printed certificates or instruments for such Registrable

              Securities   which  are  in  a  form  eligible  for  deposit  with
              Depositary Trust Corporation and otherwise meeting the requirements of any securities exchange on which such Registrable Securities are then listed;

         (k) cooperate with the holders of Registrable Securities included in a registration statement and the underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold not bearing any restrictive legends; and to enable such Registrable Securities to be in such denominations and registered in such names as the underwriters may request at least two Business Days prior to any sale of such Registrable Securities to the underwriters;

         (l) enter into such customary agreements (including underwriting agreements in customary form) as the underwriters of any registration statement pursuant to an underwritten offering, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including effecting a stock split or a combination of shares);

         (m) make available for inspection by any holder of Registrable Securities included in a registration statement, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such holder or underwriter, all financial and other records, pertinent corporate documents and properties of the Corporation as they deem necessary to conduct their due diligence review, and cause the Corporation's officers, directors, employees and independent accountants to supply all information reasonably requested by any such holder, underwriter, attorney, accountant or agent in connection with such registration statement;

         (n) otherwise comply with the Securities Act, the Exchange Act, all applicable rules and regulations of the SEC and all applicable state blue sky and other securities laws, rules and regulations, and make generally available to its security holders, earnings statements satisfying the provisions of Section 11(a) of the Securities Act, no later than 30 days after the end of any 12 month period (or 90 days if the end of such 12 month period coincides with the end of a fiscal quarter or fiscal year, respectively) of the Corporation (A) commencing at the end of any month in which Registrable Securities are sold to underwriters in an underwritten offering, or, (B) if not sold to underwriters in such an offering, beginning within the first three months commencing after the effective date of the registration statement, which statements shall cover said 12 month periods;

         (o) permit any holder of Registrable Securities which, in such holder's sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Corporation, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Corporation in writing, which in the reasonable judgment of such holder and its counsel should be included; and

         (p) if the offering is underwritten, promptly upon notification to the Corporation from the managing underwriter of the price at which the securities are to be sold under such registration statement, and, in any event, prior to the effective date of the registration statement filed in connection with such registration, the Corporation shall advise each holder requesting inclusion of Registrable Securities in such registration statement of such price. If such price is below the price which is acceptable to a holder of Registrable Securities requested to be included in such offering, then such holder shall have the right, by written notice to the Corporation given prior to the effectiveness of such registration statement, to withdraw its request to have its Registrable Securities included in such registration statement.

         4.5 Conditions to Registration. Each holder's right to have its Registrable Securities included in any registration statement filed by the Corporation in accordance with the provisions of this Agreement shall be subject to the following conditions:

         (a) The holders of Registrable Securities to be included in such registration statement shall furnish the Corporation in a timely manner with all information requested by the Corporation in writing and required by the applicable rules and regulations of the SEC or otherwise reasonably required by the Corporation or its counsel in order to enable them properly to prepare and file such registration statement in accordance with applicable provisions of the Securities Act and if the offering is underwritten such holder shall (i) agree to sell its Registrable Securities on any reasonable and customary basis provided in any underwriting arrangements approved by (A) the holders of not less than a majority of the Registrable Securities included therein in the case of a Demand Registration, or (B) the Corporation or such other holders of securities on whose account the registration is initially being made in the case of a Piggyback Registration and
              (ii) complete and execute all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements on a timely basis; provided that in no case shall a holder of Registrable Securities included in any registration be required to make any representations or warranties to the Corporation or the underwriters other than representations and warranties regarding such holder, the Registrable Securities held by such holder and such holder's intended method of distribution;

         (b) If any such holder desires to sell and distribute Registrable Securities over a period of time, or from time to time, at then prevailing market prices, then any such holder shall execute and deliver to the Corporation such written undertakings as the Corporation and its counsel may reasonably request in order to assure full compliance with applicable provisions of the Securities Act and the Exchange Act;

         (c) Such holder shall agree that as of the date that a final prospectus is made available to it for distribution to prospective purchasers of Registrable Securities it shall cease to distribute copies of any preliminary prospectus prepared in connection with the offer and sale of such Registrable Securities and will deliver or cause to be delivered a copy of such final prospectus to each Person who received a copy of any preliminary prospectus prior to sale of any of the Registrable Securities to such Persons; and

         (d) Upon receipt of any notice from the Corporation of the existence of any event of the nature described in Section 4.4(g), such holder will forthwith discontinue disposition of Registrable Securities until such holder receives copies of the supplemented or amended prospectus contemplated by Section 4.4(g) or until it is advised in writing by the Corporation that the use of the prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the prospectus, and, if so directed by the Corporation, such holder will deliver to the Corporation (at the Corporation's expense) all copies, other than permanent file copies then in such holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

         4.6 Registration and Selling Expenses.


         (a) All expenses incident to the Corporation's performance of or compliance with this Agreement and the preparation, filing, amendment or supplement of any registration statement in which Registrable Securities are to be included, including without limitation all registration and filing fees, fees and expenses
              (including the Corporation's counsel fees) of compliance with securities or blue sky laws, printing and copying expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Corporation and all independent certified public accountants, underwriters (excluding discounts and commissions and fees in lieu of discounts and commissions) and other Persons retained by the Corporation, the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Corporation are then listed or on the NASD automated quotation system, transfer taxes, fees of transfer agents and registrars and cost of insurance (all such expenses being called "Registration Expenses") shall be borne by the Corporation, whether or not any such registration statement becomes effective.

         (b)  In connection with each registration  effected pursuant to Section
              4.1 or 4.2, the Corporation shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities included in such registration.

         (c) All underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for the holders of Registrable Securities, other than fees and expenses referred to in Section 4.6(b), shall be paid by the holders of Registrable Securities.

         4.7  Indemnification.

         (a) The Corporation agrees to indemnify, hold harmless and reimburse, to the extent not prohibited by law, each holder of Registrable Securities included in a registration statement, its directors, officers, employees and each Person who controls such holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses, whether joint or several (including legal expenses and any expenses incurred in investigating any claims) caused by any untrue or alleged untrue statement of material fact contained in such registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or any other violation or breach of the Securities Act, the Exchange Act or any state securities or blue sky law or any other law by the Corporation or its officers or directors or any other Person acting or purporting to act on the Corporation's behalf, except insofar as the same are caused by or contained in any information furnished in writing to the Corporation by such holder specifically stating that it is to be used in the preparation thereof or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Corporation has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Corporation shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

         (b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall indemnify the Corporation, its managers, officers and employees and each Person who controls the Corporation (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including legal expenses and any expenses incurred in investigating any claims) resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder specifically stating that it is to be used in the preparation thereof; provided that the obligation to indemnify shall be individual to each holder and in no event shall the aggregate liability of a holder for indemnities pursuant to this
              Section 4.7 exceed the net amount of proceeds received by such holder from the sale of its Registrable Securities pursuant to such registration statement.

         (c) Any Person entitled to indemnification hereunder (an "indemnified party") shall (i) give prompt written notice to any Person obligated to make such indemnification (an "indemnifying party") of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim or that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred.

         (d) In order to provide for just and equitable contribution to joint liability in any case in which either (i) the indemnity provided for in this Section 4.7 is unavailable to a party that would otherwise have been an indemnified party, or (ii) contribution under the Securities Act or any other applicable law may be required on the part of any such holder of Registrable Securities or any controlling Person of such a holder in circumstances for which indemnification is provided under this Section 4.7; then, and in each such case, the indemnifying and indemnified party will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and such indemnified party on the other in connection with the statement or omission or circumstance which resulted in such loss, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or such indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case,
              (A) no such holder will be required to contribute any amount in excess of the amounts received by it from the sale of its Registrable Securities pursuant to such registration statement; and (B) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

         (e) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of any Registrable Securities and any termination of this Agreement.

                           ARTICLE 5. MISCELLANEOUS.

         5.1 Successors and Assigns. This Agreement shall be binding upon the parties hereto and their Transferees; provided:


         (a) in no event shall Executive Management be permitted to sell, gift, pledge, assign or otherwise transfer any of their Shares except to an Affiliate Transferee;

         (b) no Transferee shall be entitled to any benefits under this Agreement unless such Transferee shall have executed and delivered to the Corporation its written agreement to be bound by the terms of this Agreement to the same extent as its transferor in form and substance satisfactory to the Requisite Former Senior Noteholders; and

         (c) no Transferee shall be entitled to any benefits under Article 4 unless (x) such Transferee is already a Stockholder, DVI or an Affiliate Transferee or (y) the transfer to such Transferee is of Registrable Securities constituting at least 5% of the then issued and outstanding Common Stock or (z) the transfer to such Transferee is of the original number of shares of Common Stock issued to such Transferee's transferor under the Plan (as such number may be adjusted to reflect any subsequent stock split, combination or reclassification of Common Stock).

         5.2 Term and Termination. The rights and obligations of the parties:

         (a) under Articles 2 and 3 hereunder shall terminate upon the earlier of (i) the mutual written agreement of all of the Stockholders,
              (ii) 18 months following the effective date of the Plan, (iii) the effective date of the Corporation's Initial Post-Effective Public Offering or (iv) such time as the number of Shares owned by the Former Senior Noteholders is less than forty percent (40%) of the then issued and outstanding shares of Common Stock;

         (b) under Article 4 shall terminate upon the earlier of (i) the time there are no more Registrable Securities or (ii) the consummation of any merger, consolidation, sale of stock or other transaction in which the holders of Common Stock of the Corporation, in the aggregate, immediately prior to such transaction will hold, immediately after such transaction, less than fifty percent (50%) of the aggregate voting power of outstanding stock of the surviving Corporation provided such transaction has been consented to by Former Senior Noteholders owning at least two-thirds of Shares then owned by Former Senior Noteholders or (iii) upon mutual written agreement of all parties hereto.

         5.3 Amendments. This Agreement may be amended or modified in whole or in part only by an instrument in writing signed by all Stockholders and the Corporation; provided, no amendment which amends any provision of Article 4, this Article 5 or the defined terms as used herein or therein shall be effective without the consent of DVI or any Transferee thereof entitled to the benefits of
Article 4 for so long as DVI or such Transferee owns any Registrable Securities.

         5.4 Entire Agreement. This Agreement constitutes the entire agreement between the parties, and all premises, representations, understandings, warranties and agreements with reference to the subject matter hereof have been expressed herein or in the documents incorporated herein by reference.

         5.5 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

         5.6   Counterparts.   This   Agreement  may  be  executed  in  multiple
counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         5.7 Effect of Headings. Any title of an article or section heading herein contained is for convenience or reference only and shall not affect the meaning or construction of any of the provisions hereof.

         5.8 Injunctive Relief. It is acknowledged that it will be impossible to measure the damages that would be suffered by a party if any other party fails to comply with the provisions of this Agreement and that in the event of any such failure, the non-defaulting parties will not have an adequate remedy at law. The non-defaulting parties shall, therefore, be entitled to obtain specific performance of the defaulting party's obligations hereunder and to obtain immediate injunctive relief. The defaulting party shall not argue, as a defense to any proceeding for such specific performance or injunctive relief, that the non-defaulting parties have an adequate remedy at law.

         5.9 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         5.10 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of or in any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on the part of any party of any breach, default or noncompliance under the Agreement or any waiver on the part of any party of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.

         5.11 Notices and Consents; Notices. All notices and other written communications provided for hereunder shall be given in writing and sent by overnight delivery service (with charges prepaid) or by facsimile transmission with the original of such transmission being sent by overnight delivery service (with charges prepaid) by the next succeeding Business Day and (i) if to a Stockholder or DVI addressed to such Stockholder or DVI at such address or fax number as is specified for such Stockholder or DVI after its signature to this Agreement; and (ii) if to the Corporation, addressed to it at 155 State Street, Hackensack, New Jersey 07602, Attention: General Counsel, Fax No. (201) 488-8230 or at such other address or fax number as such Stockholder, DVI or the Corporation shall have specified to other party hereto in writing given in accordance with this Section 5.11. Notice given in accordance with this Section
5.11 shall be effective upon the earlier of the date of delivery or the second Business Day at the place of delivery after dispatch.

         5.12 Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

         5.13 Legend. Each certificate evidencing any of the Shares shall bear a legend substantially as follows:
                                     - 62 -

                  "The shares represented by this certificate are subject to certain restrictions on transfer and voting agreements and may be entitled to certain benefits in accordance with and subject to all the terms and conditions of a certain Stockholders Agreement dated as of February 26, 2001, a copy of which the Corporation will furnish to the holder of this certificate upon request and without charge."

         IN WITNESS WHEREOF, this Agreement has been executed under seal as of the date and year first written above.

COMPANY:                         MEDICAL RESOURCES, INC.



                                 By:  /s/ Christopher Joyce
                                    -------------------------------------
                                       Name:  Christopher Joyce
                                       Title:  Co-Chief Executive Officer



EXECUTIVE MANAGEMENT:                 /s/ Christopher Joyce
                                    -------------------------------------
                                       Christopher Joyce



                                       Address for Notices:

                                       c/o Medical Resources, Inc.
                                       155 State Street
                                       Hackensack, NJ  07601



                                       /s/ Geoffrey Whynot
                                       -------------------------------------
                                        Geoffrey Whynot



                                       Address for Notices:

                                       c/o Medical Resources, Inc.
                                       155 State Street
                                       Hackensack, NJ  07601

FORMER SENIOR
NOTEHOLDERS:                        JOHN HANCOCK LIFE INSURANCE COMPANY



                                  By:  /s/ Stephen J. Blewitt
                                     -----------------------------------------
                                       Name:  Stephen J. Blewitt
                                       Title:  Managing Director



                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                         Group, T-57

                                 JOHN HANCOCK VARIABLE LIFE INSURANCE
                                  COMPANY



                                 By:  /s/ Stephen J. Blewitt
                                    ----------------------------------------
                                       Name:  Stephen J. Blewitt
                                       Title:  Authorized Signatory



                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                         Group, T-57

                                 INVESTORS PARTNER LIFE INSURANCE
                                   COMPANY



                                 By:  /s/ Stephen J. Blewitt
                                    ----------------------------------------
                                       Name:  Stephen J. Blewitt
                                       Title:  Authorized Signatory



                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                         Group, T-57

                                 MELLON BANK, N.A., solely in its capacity as Trustee for The Long Term Investment Trust, (as directed by John Hancock Financial Services, Inc.), and not in its individual capacity



                                 By:  /s/ Carole Bruno
                                    -----------------------------------------
                                       Name:  Carole Bruno
                                       Title:  Authorized Signatory



                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA  02117
                                       Attention:  Bond & Corporate Finance
                                         Group, T-57



         The decision to participate in the investment, any representations made herein by the participant, and any actions taken hereunder by the participant has/have been made solely at the direction of the investment fiduciary who has sole investment discretion with respect to this investment.

                                 THE NORTHERN TRUST COMPANY, AS TRUSTEE
                                 OF THE LUCENT TECHNOLOGIES INC. MASTER
                                 PENSION TRUST

                                 By:  JOHN HANCOCK LIFE INSURANCE
                                      COMPANY, as Investment Manager

                                 By:  /s/ Stephen J. Blewitt
                                    ------------------------------------------
                                       Name:  Stephen J. Blewitt
                                       Title:  Managing Director

                                       Address for Notices:
                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                         Group, T-57

                                 AUSA LIFE INSURANCE COMPANY, INC.



                                 By:  /s/ Mark E. Dunn
                                    ----------------------------------
                                       Name:  Mark E. Dunn
                                       Title:    Vice President



                                       Address for Notices:

                                       AEGON USA Investment Management
                                       4333 Edgewood Road, N.E.
                                       Cedar Rapids, IA  52499
                                       Attention:  Mark Dunn

                                  LIFE INVESTORS INSURANCE COMPANY OF
                                    AMERICA



                                  By:  /s/ Mark E. Dunn
                                     -------------------------------------
                                       Name:  Mark E. Dunn
                                       Title:    Vice President



                                       Address for Notices:

                                       AEGON USA Investment Management
                                       4333 Edgewood Road, N.E.
                                       Cedar Rapids, IA  52499
                                       Attention:  Mark Dunn

                                 GREAT AMERICAN LIFE INSURANCE
                                   COMPANY



                                 By:  /s/ Mark F. Muething
                                    -----------------------------------------
                                       Name:  Mark F. Muething
                                       Title:    Executive Vice President



                                       Address for Notices:

                                       American Financial Group
                                       1 East 4th Street, 3rd Floor
                                       Cincinnati, OH  45202
                                       Attention:  Joanne Schubert

                                 SALKELD & CO., (as nominee of General Electric Capital Assurance Company (f/k/a Great Northern Insured Annuity Corporation)



                                 By:  /s/ Kristina Clohesy
                                    -----------------------------------------
                                       Name:  Kristina Clohesy
                                       Title:    Reorganization Administrator



                                       Address for Notices:

                                       GE Capital Assurance Co.
                                       601 Union Street, Suite 1300
                                       Seattle, WA  98101
                                       Attention:  Morian Mooers

                                 COVA FINANCIAL SERVICES LIFE
                                 INSURANCE COMPANY

                                 By:  /s/ Jacqueline D. Jenkins
                                    -----------------------------------------
                                       Name:  Jacqueline D. Jenkins
                                       Title:    Authorized Signatory

                                       Address for Notices:
                                       MetLife
                                       334 Madison Avenue
                                       Convent Station, NJ  07961
                                       Attention:  Mike Cazayoux

                                  HARE & CO (as nominee of Lincoln National Life
                                    Insurance Company)



                                 By:  /s/ Patrick M. Dodd
                                    -----------------------------------------
                                       Name:  Patrick M. Dodd
                                       Title:    Authorized Officer



                                       Address for Notices:

                                       Liberty Capital
                                       2000 Wade Hampton Boulevard
                                       Greenville, SC  29615
                                       Attention:  Pete Dodd

                                 AMERICAN BANKERS INSURANCE
                                 COMPANY OF FLORIDA



                                 By:  /s/ Robert C. Lindberg
                                    ----------------------------------------
                                       Name:  Robert C. Lindberg
                                       Title:    Vice President



                                       Address for Notices:

                                       Fortis Corporation
                                       1 Chase Manhattan Plaza, 41st Floor
                                       New York, NY  10005
                                       Attention:  Robert Lindberg

                                 OCCIDENTAL LIFE INSURANCE COMPANY
                                 OF NORTH CAROLINA



                                 By:  /s/ J. Joseph Veranth
                                    -----------------------------------------
                                       Name:  J. Joseph Veranth
                                       Title:    Executive Vice President



                                       Address for Notices:

                                       Dana Investment Advisors, Inc.
                                       P.O. Box 1067
                                       Brookfield, WI  53008-1067

                                       Attn:  J. Joseph Veranth

                                 PENINSULAR LIFE INSURANCE COMPANY CO.



                                 By:  /s/ Susan D. Royles
                                    -----------------------------------------
                                       Name:  Susan D. Royles
                                       Title:    Vice President



                                       Address for Notices:

                                       Conning Asset Management
                                       185 Asylum Street
                                       City Place II
                                       Hartford, CT  06103
                                       Attention:  Susan Royles

                                 EXECUTIVE RISK INDEMNITY INC.



                                 By:  /s/ Marjorie D. Raines
                                    -----------------------------------
                                       Name:  Marjorie D. Raines
                                       Title:    Vice President



                                       Address for Notices:

                                       Chubb Financial Group
                                       15 Mountain View Road
                                       Warren, NJ  07060
                                       Attention:  Bill Clarkson

DVI:                             DVI FINANCIAL SERVICES, INC.


                                 By:  /s/ Sara Lee Keller
                                    -----------------------------------------
                                       Name:  Sara Lee Keller
                                       Title:    Deputy General Counsel



                                       Address for Notices:

                                       DVI Financial Services, Inc.
                                       2500 York Road
                                       Jamison, PA  18929

                                       Attn:  Richard E. Miller, President

Exhibit 4

                                    AGREEMENT

         This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL
III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

         WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

         WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

         WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

         NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                                 AMERICAN PREMIER GROUP, INC.
                                 AMERICAN FINANCIAL CORPORATION

                                 By: /s/ James E. Evans
                                     ---------------------------------
                                         James E. Evans
                                         Vice President & General Counsel

                                     /s/ Carl H. Lindner
                                     ---------------------------------
                                         Carl H. Lindner

                                     /s/ Carl H. Lindner III
                                     ---------------------------------
                                         Carl H. Lindner III

                                     /s/ S. Craig Lindner
                                     ---------------------------------
                                         S. Craig Lindner

                                     /s/ Keith E. Lindner
                                     ---------------------------------
                                         Keith E. Lindner

Exhibit 5


                                POWER OF ATTORNEY



         I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.


                                                     /s/ Carl H. Lindner
                                                     -------------------
                                                     Carl H. Lindner

                                POWER OF ATTORNEY



         I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

                                                     /s/ Carl H. Lindner III
                                                     -----------------------
                                                     Carl H. Lindner III

                                POWER OF ATTORNEY




         I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.


                                                     /s/ S. Craig Lindner
                                                     --------------------
                                                     S. Craig Lindner

                                POWER OF ATTORNEY



         I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.


                              /s/ Keith E. Lindner
                              --------------------
                                Keith E. Lindner